3/12

07021722

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Klabin S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 14 2007

THOMSON FINANCIAL

**NEW ADDRESS

3

FILE NO. 82- 34628

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/12/07

(Convenience Translation into English from the Original Previously Issued in Portuguese)

AR/S
12-31-06

Klabin S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors' Report

CONTENTS

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Klabin S.A. and subsidiaries as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Klabin S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. Our audits were conducted for the purpose of expressing an opinion on the financial statements referred to in paragraph 1, taken as a whole. The individual and consolidated statements of cash flows and value added of Klabin S.A. and subsidiaries are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with Brazilian accounting practices. Such statements have been subjected to the auditing procedures described in paragraph 2 and, in our opinion, are fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 26, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Eduardo Jorge Costa Martins
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

		Company		Consolidated	
	Note	2006	2005	2006	2005
ASSETS					
CURRENT ASSETS					
Cash and banks	4	7,098	64,707	31,618	102,387
Temporary cash investments	4	1,755,270	973,197	2,258,563	1,366,057
Accounts receivable					
. Trade accounts receivable		397,673	354,556	542,478	507,334
. Discounted export and trade receivables		(35,314)	(130,017)	(126,763)	(130,017)
. Allowance for doubtful accounts		(26,397)	(28,678)	(27,357)	(29,518)
. Related parties	7	223,738	255,178		
Notes receivable		2,745	29,166	2,745	29,166
Inventories	5	261,922	250,741	275,956	256,797
Recoverable taxes		127,778	90,721	128,963	91,842
Prepaid expenses		8,313	8,501	9,666	8,622
Prepaid expenses - Company	7	7,434		7,434	
Other receivables		34,541	21,127	39,099	24,655
TOTAL CURRENT ASSETS		2,764,801	1,889,199	3,142,402	2,227,325
NONCURRENT ASSETS					
LONG-TERM ASSETS					
Subsidiaries	7	1,161	577		
Deferred income and social contribution taxes	6	106,592	201,648	109,911	208,032
Escrow deposits		92,457	18,663	93,529	19,450
Recoverable taxes		52,278	30,099	52,278	30,099
Prepaid expenses		5,023	4,084	5,324	4,501
Notes receivable		1,495	4,936	1,496	4,936
Other receivables		38,683	31,328	41,882	34,528
TOTAL LONG-TERM ASSETS		297,689	291,335	304,420	301,546
PERMANENT ASSETS					
Investments					
. Subsidiaries Companies	8	481,995	355,298	510	7,791
. Other, mainly tax incentives		2,124	2,124	2,124	2,124
Property, plant and equipment	9	2,367,420	1,921,863	2,616,263	2,049,509
Deferred charges	10	54,798	22,358	57,734	24,977
TOTAL PERMANENT ASSETS		2,906,337	2,301,643	2,676,631	2,084,401
TOTAL NONCURRENT ASSETS		3,204,026	2,592,978	2,981,051	2,385,947
TOTAL ASSETS		**5,968,827**	**4,482,177**	**6,123,453**	**4,613,272**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

		Company		Consolidated	
	Note	**2006**	**2005**	**2006**	**2005**
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Loans and financing	11	284,450	601,962	285,548	603,164
Debentures	12	320,552	9,270	320,552	9,270
Trade accounts payable, contractors and carriers		203,305	171,944	212,514	174,793
Taxes payable		22,982	22,859	24,239	24,116
Provision for income and social contribution taxes		7,027	28,932	9,234	32,007
Salaries, vacation and payroll charges		62,956	49,803	64,482	51,493
Dividends payable	14.d	110,003	71,270	110,003	71,270
Subsidiaries and affiliated companies	7	40,918	50,351	1,504	1,401
Other payables		35,240	31,993	44,511	43,008
TOTAL CURRENT LIABILITIES		1,087,433	1,038,384	1,072,587	1,010,522
NONCURRENT LIABILITIES					
LONG-TERM LIABILITIES					
Loans and financing	11	2,333,072	802,217	2,386,522	860,735
Debentures	12		314,050		314,050
Subsidiaries	7		127		
Deferred income and social contribution taxes	6	1,384	2,512	1,384	2,512
Reserve for contingencies	13	44,737	46,542	44,737	46,542
Other payables		41,430	33,683	45,199	36,949
TOTAL NONCURRENT LIABILITIES		2,420,623	1,199,131	2,477,842	1,260,788
MINORITY INTEREST				112,253	97,300
SHAREHOLDERS' EQUITY	14				
Capital		1,100,000	1,100,000	1,100,000	1,100,000
Capital reserves		84,879	84,525	84,879	84,525
Revaluation reserve		85,220	87,399	85,220	87,399
Profit reserves		1,216,551	972,738	1,216,551	972,738
Treasury shares		(25,879)		(25,879)	
TOTAL SHAREHOLDERS' EQUITY		2,460,771	2,244,662	2,460,771	2,244,662
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**5,968,827**	**4,482,177**	**6,123,453**	**4,613,272**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

		Company		Consolidated	
	Note	2006	2005	2006	2005
GROSS SALES					
Sales of products		3,112,471	3,078,191	3,246,655	3,235,881
Taxes and unconditional discounts		(517,739)	(517,871)	(533,857)	(529,573)
NET SALES		2,594,732	2,560,320	2,712,798	2,706,308
Cost of sales		(2,004,363)	(2,019,074)	(1,749,944)	(1,680,834)
GROSS PROFIT		590,369	541,246	962,854	1,025,474
OPERATING EXPENSES					
Selling		(187,178)	(193,247)	(270,651)	(308,794)
Administrative		(152,658)	(143,848)	(155,786)	(147,204)
Management compensation		(20,631)	(16,075)	(20,631)	(16,075)
Other, net		(39,803)	(30,748)	(49,452)	(43,944)
		(400,270)	(383,918)	(496,520)	(516,017)
Equity in subsidiaries	8	284,829	308,335	(405)	(151)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)		474,928	465,663	465,929	509,306
FINANCIAL INCOME (EXPENSES)					
Expenses		(234,085)	(223,827)	(250,232)	(262,246)
Income		317,888	166,968	369,080	196,319
Exchange gain		(16,193)	(43,985)	(16,659)	(43,851)
Exchange loss		29,485	(43,364)	29,839	(43,913)
		97,095	(144,208)	132,028	(153,691)
INCOME FROM OPERATIONS		572,023	321,455	597,957	355,615
Nonoperating income (expenses), net		591	(2,295)	2,421	(2,551)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		572,614	319,160	600,378	353,064
INCOME AND SOCIAL CONTRIBUTION TAXES	6				
Current		(5,192)	(33,129)	(16,023)	(47,587)
Deferred		(93,930)	23,077	(96,714)	29,461
		(99,122)	(10,052)	(112,737)	(18,126)
INCOME BEFORE MINORITY INTEREST		473,492	309,108	487,641	334,938
MINORITY INTEREST				(14,149)	(25,830)
NET INCOME		**473,492**	**309,108**	**473,492**	**309,108**
Earnings per thousand shares at yearend - R$		519.22	336.84		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

		Capital reserves			Revaluation reserves	Profit reserves				
	Capital	Tax incentives	Share premiums	Special Law No. 8,200/91	Own assets	Legal	Statutory	Treasury shares	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2004	800,000	213	109,646	83,986	89,521	72,821	955,189	(3,865)		2,107,511
Income tax incentives		539								539
Capital increase										
. With reserves	300,000	(213)	(109,646)				(190,141)			
Realization of revaluation reserve										
. Own assets					(2,122)				2,122	
Income tax on realization of revaluation reserve									(721)	(721)
Net income									309,108	309,108
Interim dividends:										
. R$ 102.79 per thousand common shares									(32,567)	(32,567)
. R$ 113.07 per thousand preferred shares									(67,938)	(67,938)
Supplementary dividends:										
. R$ 72.89 per thousand common shares									(23,093)	(23,093)
. R$ 80.18 per thousand preferred shares									(48,177)	(48,177)
Cancellation of shares							(3,865)	3,865		
Recognition of reserves						15,455	123,279		(138,734)	
BALANCES AS OF DECEMBER 31, 2005	1,100,000	539		83,986	87,399	88,276	884,462			2,244,662
Income tax incentives		354								354
Realization of revaluation reserve										
. Own assets					(2,179)				2,179	
Income tax on realization of revaluation reserve									(741)	(741)
Net income									473,492	473,492
Interim dividends:										
. R$ 123.91 per thousand common shares									(39,258)	(39,258)
. R$ 136.30 per thousand preferred shares									(81,856)	(81,856)
Supplementary dividends:										
. R$ 113.24 per thousand common shares									(35,878)	(35,878)
. R$ 124.56 per thousand preferred shares									(74,125)	(74,125)
Acquisition of shares								(25,879)		(25,879)
Recognition of reserves						23,675	220,138		(243,813)	
BALANCES AS OF DECEMBER 31, 2006	1,100,000	893		83,986	85,220	111,951	1,104,600	(25,879)		2,460,771

The accompanying notes are an integral part of these financial statements.

KLABIN S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2006	**2005**	**2006**	**2005**
SOURCES OF FUNDS				
From operations				
Net income	473,492	309,108	473,492	309,108
Items not affecting working capital:				
. Interest and monetary variations on noncurrent items	(72,482)	84,250	(75,644)	81,588
. Equity in subsidiaries	(284,829)	(308,335)	405	151
. Depreciation, amortization and depletion	225,302	227,070	227,739	230,268
. Net book value of permanent assets written off	15,048	2,120	15,036	2,294
. Deferred income tax	93,543	(28,158)	96,327	(34,542)
Recognition (reversal) of reserve for contingencies and other	(27,496)	14,145	(27,496)	14,145
Total own funds	422,578	300,200	709,859	603,012
From minority shareholders				
Capital contribution			804	46,636
Profit sharing, net of dividends			14,149	(8,700)
From third parties				
Decrease in noncurrent assets	16,527	36,157	15,897	34,604
Increase in noncurrent liabilities:				
. Loans and financing	1,921,485	576,423	1,921,485	640,418
. Other payables	1,246	12,490	1,747	13,179
Transfer to current liabilities			13,262	18,432
Dividends received from subsidiaries	206,414	300,894		
Total sources	**2,568,250**	**1,226,164**	**2,677,203**	**1,347,581**
USES OF FUNDS				
In noncurrent assets				
. Subsidiaries and affiliated companies	772	2,069		
. Other	46,963	18,925	47,255	19,388
In permanent assets				
. Investments		4,045		31
. Property, plant and equipment	701,535	329,756	784,868	365,948
. Deferred charges	50,587	3,167	50,924	3,790
Transfer to current liabilities				
. Loans and financing	346,635	761,686	346,635	761,686
. Debentures	314,050		314,050	
. Other payables	24,159	3,199	23,463	2,943
Treasury shares	25,879		25,879	
Dividends	231,117	171,775	231,117	171,775
Total uses	**1,741,697**	**1,294,622**	**1,824,191**	**1,325,561**
INCREASE (DECREASE) IN WORKING CAPITAL	**826,553**	**(68,458)**	**853,012**	**22,020**
REPRESENTED BY				
Current assets				
. At end of year	2,764,801	1,889,199	3,142,402	2,227,325
. At beginning of year	1,889,199	1,796,546	2,227,325	2,032,678
	875,602	92,653	915,077	194,647
Current liabilities				
. At end of year	1,087,433	1,038,384	1,072,587	1,010,522
. At beginning of year	1,038,384	877,273	1,010,522	837,895
	49,049	161,111	62,065	172,627
INCREASE (DECREASE) IN WORKING CAPITAL	**826,553**	**(68,458)**	**853,012**	**22,020**

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

KLABIN S.A. AND SUBSIDIARIES

ATTACHMENT I

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Cash flows from operating activities				
Net income	473,492	309,108	473,492	309,108
Items not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	225,302	227,070	242,860	245,070
. Loss on sale of assets	(3,441)	(1,327)	(3,537)	(1,153)
. Provision for loss on permanent assets		936		936
. Deferred income and social contribution taxes	93,930	(23,077)	96,714	(29,461)
. Interest and exchange variation on loans and financing	191,506	215,056	190,260	212,626
. Capitalized interest	(14,838)		(14,838)	
. Equity in subsidiaries	(284,829)	(308,335)	405	151
. Exchange variation on foreign investments			1,930	2,815
. Recognition (reversal) of reserve for contingencies	(40,380)	12,576	(40,380)	12,576
. Tax credit available for offset	(74,937)		(74,937)	
. Minority interest			14,149	25,830
Decrease (increase) in assets				
. Accounts receivable	(108,661)	48,825	(40,559)	140,134
. Inventories	(11,181)	21,846	(21,018)	16,594
. Recoverable taxes	15,701	14,429	15,637	8,728
. Prepaid expenses	(8,185)	216	(9,302)	(322)
. Other receivables	7,303	9,818	7,896	9,228
. Dividends received from subsidiaries	206,414	300,894		
Increase (decrease) in liabilities				
. Trade accounts payable	21,928	39,006	36,423	37,701
. Taxes payable	123	(107)	123	55
. Provision for income and social contribution taxes	(22,293)	(46,683)	(23,160)	(41,538)
. Salaries, vacation and payroll charges	13,153	(9,419)	12,989	(9,222)
. Other payables	(12,570)	(5,741)	(13,812)	6,093
Net cash provided by operating activities (carry forward)	**667,537**	**805,091**	**851,335**	**945,949**

The accompanying notes are an integral part of these financial statements.

KLABIN S.A. AND SUBSIDIARIES

ATTACHMENT I

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2006	2005	2006	2005
Net cash provided by operating activities (brought forward)	**667,537**	**805,091**	**851,335**	**945,949**
Cash flows from investing activities:				
. Temporary cash investments	39,521	(5,386)	39,521	(5,386)
. Purchase of property, plant and equipment	(701,535)	(329,756)	(784,868)	(365,948)
. Increase in deferred charges	(50,587)	(3,167)	(50,924)	(3,790)
. Sale of property, plant and equipment	19,569	3,446	19,650	3,446
. Intercompany loans	229	(267)		
. Capital contribution		(76)		(32)
. Escrow deposits	(10,857)	(9,256)	(11,140)	(9,211)
. Other investments, net		(3,968)		
Net cash provided by (used in) investing activities	**(703,660)**	**(348,430)**	**(787,761)**	**(380,921)**
Cash flows from financing activities:				
. Borrowings	1,982,885	598,969	1,982,884	662,964
. Repayment of loans	(744,512)	(559,692)	(744,512)	(559,692)
. Payment of interest	(219,304)	(149,754)	(223,229)	(151,599)
. Capital contribution to subsidiaries by minority shareholders			804	12,110
. Intercompany loans	(698)	(125)		
. Treasury shares	(25,879)		(25,879)	
. Dividends paid	(192,384)	(190,512)	(192,384)	(190,516)
Net cash provided by (used in) financing activities	**800,108**	**(301,114)**	**797,684**	**(226,733)**
INCREASE IN CASH AND CASH EQUIVALENTS	**763,985**	**155,547**	**861,258**	**338,295**
Cash and cash equivalents at beginning of year	998,383	842,836	1,428,923	1,090,628
Cash and cash equivalents at end of year	1,762,368	998,383	2,290,181	1,428,923
	763,985	**155,547**	**861,258**	**338,295**

KLABIN S.A. AND SUBSIDIARIES

ATTACHMENT II

STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2006	2005	2006	2005
Revenues (plus IPI less sales deductions)				
. Sales of goods, products and services	3,234,861	3,201,222	3,369,045	3,358,912
. Allowance for doubtful accounts	(676)	(8,836)	(833)	(9,393)
. Nonoperating income (expenses)	591	(2,295)	2,421	(2,551)
	3,234,776	**3,190,091**	**3,370,633**	**3,346,968**
Inputs purchased from third parties				
. Raw materials consumed	192,812	150,084	156,591	117,188
. Cost of products and services	1,409,473	1,523,829	1,174,120	1,200,715
. Materials, energy, outside services and other	510,555	465,498	601,063	591,015
	2,112,840	**2,139,411**	**1,931,774**	**1,908,918**
Gross value added	**1,121,936**	**1,050,680**	**1,438,859**	**1,438,050**
Retentions				
. Depreciation, amortization and depletion	225,302	227,070	242,860	245,070
Net value added generated by the Company	**896,634**	**823,610**	**1,195,999**	**1,192,980**
. Equity in subsidiaries	284,829	308,335	(405)	(151)
. Minority interest			(14,149)	(25,830)
. Financial income	301,695	122,983	352,421	152,468
Value added received in transfer	**586,524**	**431,318**	**337,867**	**126,487**
TOTAL VALUE ADDED FOR DISTRIBUTION	**1,483,158**	**1,254,928**	**1,533,866**	**1,319,467**
DISTRIBUTION OF VALUE ADDED				
Payroll and related charges	361,073	349,785	366,255	355,580
Taxes payable	465,897	345,822	495,683	365,598
Interest and rental	182,696	250,213	198,436	289,181
Dividends	231,117	171,775	231,117	171,775
Retained earnings	242,375	137,333	242,375	137,333
	1,483,158	**1,254,928**	**1,533,866**	**1,319,467**

(Amounts in thousands of Brazilian reais - R$)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

The Company established silent partnerships, with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through granting of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships guarantee Klabin S.A. priority in the acquisition of forest products at market prices.

Expansion project (unaudited)

The MA 1100 Project was approved at the Extraordinary Board of Directors' Meeting held in January 2006. The purpose of this project is to increase the production capacity of the plant located in Telêmaco Borba, State of Paraná, from 700 thousand tons/year to 1.1 million tons/year, and includes an increase of 350.0 thousand tons/year in cardboard production, to 740 thousand tons/year, and growth of 50.0 thousand tons/year in kraft paper, with completion scheduled for the 4th quarter of 2007. The investment in the Expansion Project is estimated at R$ 2.2 billion.

2 SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared and are presented in conformity with Brazilian accounting practices and provisions of the Brazilian Corporate Law. These financial statements reflect the changes introduced by the following accounting standards: (a) Accounting Standards and Procedures No. 27 (NPC No. 27), "Presentation and Disclosures", and (b) Accounting Standards and Procedures No. 22 (NPC No. 22), "Provisions, Liabilities, Contingent Liabilities and Contingent Assets", both issued by the Brazilian Institute of Independent Auditors (IBRACON) on October 3, 2005 and approved by CVM (Brazilian Securities Commission) Resolutions No. 488 and No. 489, respectively, on the same date. Certain reclassifications have been made to the financial statements for the year ended December 31, 2005, presented for comparative purposes, to conform them to the aforementioned accounting standards and allow comparability with the current year. The main changes resulting from applying these standards are as follows:

- Presentation of the group "Noncurrent" in assets and liabilities;

- Presentation of the account "Intangible assets", classified in the group "Noncurrent"; (*)

- Reclassification of escrow deposits, previously classified in assets, to liabilities as a reduction of the account "Reserve for contingencies", where applicable;

(*) Only when applicable.

(a) Income and expenses

Determined on the accrual basis of accounting.

(b) Current and noncurrent assets

Temporary cash investments are stated at cost, plus income earned (on a "pro rata temporis" basis).

The allowance for doubtful accounts is recognized in an amount considered sufficient to cover probable losses on realization of receivables.

Inventories are stated at the average cost of acquisition or production, which does not exceed replacement value or realizable value.

Other assets are stated at cost or realizable value, including, when applicable, income earned and provision for losses.

(c) Permanent assets

Stated at cost, monetarily adjusted through 1995, combined with the following aspects:

- Investments in subsidiaries and affiliated companies are accounted for by the equity method;
- Revaluation of property, plant and equipment is based on a valuation carried out by specialized companies. In accordance with CVM Resolution No. 183/95, deferred income and social contribution taxes on the revaluation of property, plant and equipment carried out in periods prior to 1995 by companies merged into Klabin S.A. have not been recorded in noncurrent liabilities. Accordingly, the revaluation reserve recognized by Klabin S.A. due to the aforementioned merger does not include such taxes;
- Depreciation of property, plant and equipment is calculated under the straight-line method, at the annual rates mentioned in Note 9, based on the economic useful lives of the assets;
- Depletion of forests based on the quantity of timber extracted and remaining forest resources (Note 9);
- Financial charges on property, plant and equipment in progress are capitalized when incurred; and
- Deferred charges are amortized over five to ten years, beginning on the date benefits start to be generated (Note 10).

(d) Current and noncurrent liabilities

Stated at known or estimated amounts, plus, when applicable, related to charges incurred.

The reserve for contingencies is recognized for lawsuits considered as probable losses by management, based on the opinion of its legal counsel.

(e) Income and social contribution taxes

Computed on taxable income, adjusted in conformity with prevailing legislation.

Deferred income and social contribution taxes, recorded in noncurrent assets and noncurrent liabilities, arise from expenses and income, respectively, recorded in profit and loss, although temporarily nondeductible and untaxed, as mentioned in Note 6.(a).

(f) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(g) Supplementary information

The Company presents, as supplementary information for purposes of additional analysis, the individual and consolidated statements of cash flows and value added:

(Amounts in thousands of Brazilian reais - R$)

Cash flows - the statement of cash flows has been prepared in accordance with Accounting Standards and Procedures No. 20 issued by IBRACON, considering the main operations that affected the individual and consolidated balances of cash and banks and temporary cash investments with maturities of less than 90 days. This statement is divided into operating, investing and financing activities (Attachment I).

Value added - the statement of value added has been prepared in accordance with Guidance Opinions No. 15/87 and No. 24/92, and Circular No. 01/00 issued by the CVM. The model is that proposed by NBCT (Brazilian Accounting Standards) No. 3.7 of the Federal Accounting Council. This statement reports the origin and distribution of the wealth generated by the Company (Attachment II).

(h) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet date, excluding treasury shares (Note 14.(a)).

3 CONSOLIDATION OF FINANCIAL STATEMENTS

Consolidation criteria

In the consolidated financial statements, investments in subsidiaries and equity in subsidiaries have been eliminated. Intercompany balances and transactions have also been eliminated. The amount of minority interest in income and in shareholders' equity is calculated and stated separately.

The consolidated financial statements include the accounts of Klabin S.A. and its subsidiaries, as follows:

		Ownership interest (%)	
Subsidiaries:		**2006**	**2005**
Klabin Argentina S.A. (direct and indirect interest)		100	100
Klabin Ltd.		100	100
. Klabin Trade (indirect interest)		100	100
IKAPÊ Empreendimentos Ltda.		100	100
Klabin do Paraná Produtos Florestais Ltda.		100	100
Antas Serviços Florestais S/C Ltda.		100	100
Klapart Participações Ltda.	(*)		100
Silent partnerships:	(**)		
Paraná		96	91
Santa Catarina		97	92

(*) Investment sold in June 2006.
(**) Average ownership interest at yearend.

(Amounts in thousands of Brazilian reais - R$)

4 CASH AND CASH EQUIVALENTS

(a) Company

	2006		2005	
	Temporary cash investments	Average annual rate (%)	Temporary cash investments	Average annual rate (%)
In local currency				
Investment funds (*)	71,685	13.2	121,105	18.2
Bank certificate of deposit	1,172,453	13.2	510,938	18.1
Notes in Brazilian reais (**)	77,479	12.8	67,207	18.0
Republic of Austria bonds (**)	300,778	11.4	271,776	15.6
Cash and banks	6,589		64,630	
	1,628,984		**1,035,656**	
In foreign currency				
Bank certificate of deposit	132,602	5.3	1,886	4.2
Investment funds	273	5.3	285	4.1
Cash and banks	509		77	
	133,384		**2,248**	
	1,762,368		**1,037,904**	
Cash investment - restricted (***)			(39,521)	
	1,762,368		**998,383**	
In the country	1,250,727		696,673	
Abroad	511,641		341,231	
	1,762,368		**1,037,904**	

(b) Consolidated

	2006		2005	
In local currency				
Investment funds (*)	111,498	13.2	183,549	18.2
Bank certificate of deposit	1,170,493	13.2	510,938	18.1
Notes in Brazilian reais (**)	444,161	12.7	316,022	18.0
Republic of Austria bonds (**)	300,778	11.4	271,776	15.6
Cash and banks	9,541		65,237	
	2,036,471		**1,347,522**	
In foreign currency				
Bank certificate of deposit	146,530	5.2	53,762	4.0
Investment funds	85,103	6.0	30,010	4.1
Cash and banks	22,077		37,150	
	253,710		**120,922**	
	2,290,181		**1,468,444**	
Cash investment - restricted (***)			(39,521)	
	2,290,181		**1,428,923**	
In the country	1,291,531		759,724	
Abroad	998,650		708,720	
	2,290,181		**1,468,444**	

(Amounts in thousands of Brazilian reais - R$)

(*) The exclusive investment fund portfolio is composed of the following:

	Company		Consolidated	
	2006	2005	2006	2005
Fixed income				
. Federal government securities	34%	41%	28%	39%
. CDBs (bank certificates of deposit)	31%	31%	35%	33%
. Companies' debentures	28%	21%	26%	19%
. Other	7%	7%	11%	9%
	100%	100%	100%	100%

(**) Foreign investment in Brazilian reais - R$.
(***) Investment pledged as guarantee for loans and recorded in the investment fund portfolio.

5 INVENTORIES

	Company		Consolidated	
	2006	2005	2006	2005
Finished products	80,715	78,601	88,909	85,532
Work in process	904	852	1,064	954
Raw materials	84,146	69,727	87,111	72,140
Timber, logs and forest for harvesting	16,540	29,769	25,062	25,491
Fuel and lubricants	9,715	3,196	3,068	3,196
Maintenance material	57,940	65,716	58,441	66,052
Other	11,962	2,880	12,301	3,432
	261,922	250,741	275,956	256,797

6 INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Nature and expectation of realization or settlement of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, arise from temporarily nondeductible provisions, taxes challenged in courts, in the Company, and tax loss carryforwards in the Company and subsidiaries. Since it was difficult to foresee exactly when the deferred taxes will be realized, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of tax credits classified in noncurrent assets.

	Company		Consolidated	
	2006	2005	2006	2005
Nondeductible provisions	42,965	127,357	42,965	127,357
Taxes being challenged in court	6,277	14,311	6,277	14,311
Tax loss carryforwards	57,350	59,980	60,669	66,364
Noncurrent assets	106,592	201,648	109,911	208,032
Deferred income tax on sale of assets	541	1,081	541	1,081
Accelerated depreciation	843	1,431	843	1,431
Noncurrent liabilities	1,384	2,512	1,384	2,512

(Amounts in thousands of Brazilian reais - R$)

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Board of Directors, expects that tax credits will be realized from 2007 to 2010, as shown below:

	2006	
	Company	Consolidated
2007	22,142	25,225
2008	18,600	18,836
2009	33,397	33,397
2010	32,453	32,453
	106,592	**109,911**

(b) Reconciliation of income and social contribution taxes

	Company		Consolidated	
	2006	2005	2006	2005
Income before income and social contribution taxes	**572,614**	**319,160**	**600,378**	**353,064**
Income and social contribution taxes at the rate of 34%	194,689	108,514	204,129	120,042
Tax effects of the main additions (deductions):				
. Equity in subsidiaries	(96,842)	(104,834)	138	51
. Difference in taxation - subsidiaries			(75,483)	(100,196)
. Other effects	1,275	6,372	(16,047)	(1,771)
	99,122	**10,052**	**112,737**	**18,126**
Income and social contribution taxes:				
. Current	5,192	33,129	16,023	47,587
. Deferred	93,930	(23,077)	96,714	(29,461)
Income and social contribution taxes in the statement of income	**99,122**	**10,052**	**112,737**	**18,126**

(Amounts in thousands of Brazilian reais - R$)

7 RELATED PARTIES

										Company
									2006	2005
	Klabin Argentina S.A.	Klabin Trade	Silent Partnership "Paraná"	Silent Partnership "Santa Catarina"	Sogemar - Sociedade Geral de Marcas Ltda.	Monteiro Aranha S.A.	Klabin Irmãos & Cia.	Other	**Total**	**Total**
	(i)	(ii)	(i) and (iii)	(i) and (iii)	(iv)	(iv)	(v)			
Balance sheet										
Current assets	3,089	216,588	3,026	1,035			7,434		**231,172**	**255,178**
Noncurrent assets								1,161	**1,161**	**577**
Current liabilities			22,247	17,016	1,097	225		333	**40,918**	**50,351**
Noncurrent liabilities										**127**
Statement of income										
Sales revenue	13,420	416,856							**430,276**	**464,613**
Purchases			(149,183)	(116,090)					**(265,273)**	**(356,298)**
Commission for guarantee							(1,845)		**(1,845)**	**(6,132)**
Royalties					(14,096)	(2,888)		(2,267)	**(19,251)**	**(18,893)**
Other income (expenses)		539							**539**	**(1,062)**

(i) Balance receivable from transactions conducted under usual market prices and terms.
(ii) Shipment of paper at production cost, plus margin of approximately 20%.
(iii) Purchase of wood under usual market prices and terms.
(iv) Trademark license.
(v) 1% per year commission for guarantee on the financing from the BNDES (National Bank for Economic and Social Development).

(Amounts in thousands of Brazilian reais - R$)

8 INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

(a) Changes	Klabin Ltd. (*)	Klabin Argentina S.A.	Other	Silent Partnership "Paraná"	Silent Partnership "Santa Catarina"	Total
As of December 31, 2004	**197,480**	**19,901**	**23,354**	**48,523**	**14,686**	**303,944**
Capital contribution			30			30
Capital contribution in assets				27,298	12,570	39,868
Dividends received				(166,949)	(133,945)	(300,894)
Equity in subsidiaries	3,662	8,524	(775)	164,069	132,855	308,335
Other		46		3,969		4,015
As of December 31, 2005	**201,142**	**28,471**	**22,609**	**76,910**	**26,166**	**355,298**
Capital contribution				56,914	4,949	61,863
Sale of investment			(13,581)			(13,581)
Dividends received				(101,353)	(105,061)	(206,414)
Equity in subsidiaries	55,130	1,539	(723)	125,150	103,733	284,829
As of December 31, 2006	**256,272**	**30,010**	**8,305**	**157,621**	**29,787**	**481,995**

(b) Ownership interest 2006		
Common shares (thousand)	6	20,349
Ownership interest (%)	100	98
(c) Information as of December 31, 2006		
Capital	16	25,749
Total shareholders' equity	256,272	30,486

(*) Parent Company of Klabin Trade.

(**) The investment in the subsidiary Klapart Participações Ltda. was sold in June 2006. The gain on sale in the amount of R$ 3,338 was recorded as "Other nonoperating income".

(Amounts in thousands of Brazilian reais - R$)

9 PROPERTY, PLANT AND EQUIPMENT

				2006		2005
		Annual depreciation rate (%)	Revalued cost	Accumulated depreciation and depletion	Net	Net
(a)	Company					
	Land		136,297		136,297	145,838
	Buildings and constructions	4	362,354	(180,139)	182,215	178,996
	Machinery, equipment and installations	5 to 20	2,728,026	(1,684,497)	1,043,529	979,997
	Construction in progress		294,279		294,279	262,934
	Forestation and reforestation (*)		366,962	(141,892)	225,070	259,525
	Other	4 to 20	646,908	(160,878)	486,030	94,573
			4,534,826	(2,167,406)	2,367,420	1,921,863
(b)	Consolidated					
	Land		190,424		190,424	172,872
	Buildings and constructions	2 to 4	374,702	(182,444)	192,258	190,014
	Machinery, equipment and installations	5 to 20	2,746,418	(1,699,914)	1,046,504	985,615
	Construction in progress		294,319		294,319	269,378
	Forestation and reforestation (*)		546,752	(141,892)	404,860	335,949
	Other	4 to 20	650,305	(162,407)	487,898	95,681
			4,802,920	(2,186,657)	2,616,263	2,049,509

(*) Depletion calculated based on timber extraction, as described in Note 2.(c).

Depreciation and depletion for the year were substantially allocated to cost of production.

Property, plant and equipment include net capitalized interest in the amount of R$ 31,840 (accumulated), of which R$ 14,838 is recorded in the year.

(Amounts in thousands of Brazilian reais - R$)

10 DEFERRED CHARGES

		2006			2005
		Cost	Accumulated amortization	Net	Net
Company					
Goodwill on acquisition of merged company:					
. Igaras Papéis e Embalagens S.A.	(i)	186,363	(186,363)		13,272
Implementation and preoperating costs	(ii)	35,938	(30,716)	5,222	5,149
Implementation and preoperating costs - MA 1100 Project		48,970		48,970	
Reorganization and installation costs	(ii)	1,123	(684)	439	433
Other		4,592	(4,425)	167	3,504
		276,986	**(222,188)**	**54,798**	**22,358**
Consolidated					
Other		3,530	(594)	2,936	2,619
		280,516	**(222,782)**	**57,734**	**24,977**

(i) The goodwill amounts are based on expected future earnings and are amortized over a period of five years based on income projections. Amortization was concluded in 2006.

(ii) Refers to preoperating costs of the bleaching and soda-chlorine units of Klabin S.A. which are being amortized over ten years, as well as implementation and preoperating costs of various projects of the industrial divisions, which are being amortized over five years.

(iii) Amortization for the year was substantially allocated to cost of production.

11 LOANS AND FINANCING

(a) Balances

	Annual interest (%)	Company			
				2006	2005
		Current	Noncurrent	Total	Total
In local currency					
. BNDES (National Bank for Economic and Social Development)	7.5 to 10.5	19,345	729,357	748,702	178,385
. FINAME (National Equipment Financing Authority)	10.0 to 10.5	2,961	1,412	4,373	7,630
. Export credit	103.0 to 109.5 of CDI	124,473	60,000	184,473	247,798
. Working capital	106.1 to 107.0 of CDI	3,619	133,000	136,619	236,573
. Other	1.0 to 8.7	854	11,544	12,398	2,311
		151,252	935,313	1,086,565	672,697

(Amounts in thousands of Brazilian reais - R$)

	Annual interest (%)			Company	
				2006	2005
		Current	Noncurrent	Total	Total
In foreign currency (*)					
. Property, plant and equipment	7.2	1,573		1,573	3,413
. Export	4.9 to 8.4	118,626	983,480	1,102,106	483,400
. Other	7.5 to 8.1	12,999	414,279	427,278	11,939
		133,198	1,397,759	1,530,957	498,752
		284,450	2,333,072	2,617,522	1,171,449
Interest rate swap contract - hedge	100.0 of CDI				232,730
		284,450	2,333,072	2,617,522	1,404,179

	Annual interest (%)	Weighted average rate (%)			Consolidated	
					2006	2005
			Current	Noncurrent	Total	Total
In local currency						
. BNDES	7.5 to 10.5	8.6	19,345	729,357	748,702	178,385
. FINAME	10.0 to 10.5	10.0	2,961	1,412	4,373	7,630
. Export credit	103.0 to 109.5 of CDI	13.5	124,473	60,000	184,473	247,798
. Working capital	106.1 to 107.0 of CDI	14.0	3,619	133,000	136,619	236,573
. Other	1.0 to 8.7	6.9	854	11,544	12,398	2,311
			151,252	935,313	1,086,565	672,697
In foreign currency (*)						
. Property, plant and equipment	7.2	7.2	1,573		1,573	3,413
. Export	4.7 to 9.3	6.6	118,626	983,480	1,102,106	483,400
. Other	7.2 to 8.1	7.8	14,097	467,729	481,826	71,659
			134,296	1,451,209	1,585,505	558,472
			285,548	2,386,522	2,672,070	1,231,169
Interest rate swap contract - hedge	100.0 of CDI					232,730
			285,548	2,386,522	2,672,070	1,463,899

Long-term maturities:	
2008	144,069
2009	244,205
2010	353,506
2011	443,144
2012	375,490
2013	326,359
2014	239,779
2015	184,122
2016	71,769
2017	2,355
2018	1,724
	2,386,522

(*) In US dollars.

(Amounts in thousands of Brazilian reais - R$)

(b) Collaterals

Financing is collateralized by land, buildings, improvements, machinery, equipment and installations of the Correia Pinto plant (State of Santa Catarina) and Monte Alegre plant (State of Paraná), guarantee deposits, as well as guarantees and sureties from controlling shareholders.

12 DEBENTURES

The Debenture Public Offering Program in the total amount of R$ 1,000,000 was approved at the Board of Directors' Meeting on November 3, 2004.

In December 2004, with base date of November 1, 2004, Klabin issued 31,405 debentures of its 5th issue. The debentures are book entry, single series, registered, and nonconvertible into shares, have a par value of R$ 10 and total value of R$ 314,050, carry semiannual interest of 105.5% of CDI (interbank deposit rate), and have final maturity in November 2007.

13 RESERVE FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and the opinion of their legal counsel, Klabin S.A. and its subsidiaries recorded, in noncurrent liabilities, reserves for probable losses, as shown below:

	Company and Consolidated					
			2006			2005
Nature of the contingency	**Escrow deposits**	**Provision**	**Net liability**	**Escrow deposits**	**Provision**	**Net liability**
Tax:						
. PIS/COFINS	14,028	(14,028)		63,617	(63,617)	
. CPMF	8,610	(8,610)		6,121	(6,121)	
. Other	8,948	(16,422)	(7,474)	11,069	(25,206)	(14,137)
	31,586	(39,060)	(7,474)	80,807	(94,944)	(14,137)
Labor	3,713	(36,691)	(32,978)	1,520	(26,487)	(24,967)
Civil	25	(4,310)	(4,285)	23		23
Other					(7,461)	(7,461)
	35,324	(80,061)	(44,737)	82,350	(128,892)	(46,542)

	Company and Consolidated			
				2006
Changes in reserve	**Tax**	**Labor**	**Civil**	**Net liability**
Balance as of December 31, 2005	(14,137)	(24,967)	(7,438)	(46,542)
. Additions	4,522	(6,885)	190	(2,173)
. Write-offs	2,336	1,959	3,523	7,818
. Monetary adjustment	(195)	(3,085)	(560)	(3,840)
Balance as of December 31, 2006	(7,474)	(32,978)	(4,285)	(44,737)

PIS/COFINS (taxes on revenue)

On November 27, 1998, Law No. 9,718 introduced changes in the calculation of PIS and COFINS, increasing the COFINS rate from 2% to 3% and increasing the PIS and COFINS tax basis.

(Amounts in thousands of Brazilian reais - R$)

On November 9, 2005, the full panel of the Federal Supreme Court ruled that the changes in the PIS and COFINS tax basis introduced by Law No. 9,718/98, which gave rise to various lawsuits filed by taxpayers in general and by the Company, were unconstitutional. In the judgment of the extraordinary appeals, paragraph 1, article 3, of said Law, pursuant to which PIS and COFINS should be levied not only on billings but also on "total revenues earned by the legal entity, irrespective of the type of business and the accounting classification of revenues", were ruled unconstitutional.

In a decision published in the Official Gazette, the Federal Supreme Court ruled that PIS and COFINS on the increased tax basis were undue. Such decision became final and unappealable in February 2006 and, accordingly, the Company reversed the reserve for contingencies in the amount of R$ 55,510, for which there were escrow deposits. The Company recorded a tax credit available for offset in the amount of R$ 74,937, arising from amounts paid at that time.

The effects on income are as follows:

Other operating income	6,580
Financial	123,867
Income and social contribution taxes	(41,229)
	89,218

The remaining balance of the reserve refers substantially to a lawsuit regarding levy of PIS on nonoperating revenues.

CPMF (tax on banking transactions)

The Company is challenging the levy of CPMF on transactions involving its export revenues. This lawsuit is at the Federal District Court in the State of São Paulo, awaiting decision on the appeal filed on its behalf at the Federal Regional Court.

Labor

Labor lawsuits refer principally to overtime, hazardous duty premium and health hazard premium.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits involving risks of possible loss: tax R$ 134,318 (R$ 207,479 - 2005); labor R$ 55,315 (R$ 60,910 - 2005) and civil R$ 26,865 (R$ 34,427 - 2005). Based on an individual analysis of lawsuits and the legal counsel's opinion, management understands that the lawsuits assessed as possible losses do not require any provision.

14 SHAREHOLDERS' EQUITY

(a) Capital

Subscribed and paid-up capital of Klabin S.A. is represented by the following shares without par value:

	Number of shares	
	2006	**2005**
Common shares	316,827,563	316,827,563
Preferred shares	600,855,733	600,855,733
	917,683,296	**917,683,296**

At the Extraordinary Meeting held on November 6, 2006, the Board of Directors approved a buyback program for up to 46,668,368 preferred shares, valid for 120 days, to be held in treasury and subsequently sold or cancelled, without capital reduction.

(Amounts in thousands of Brazilian reais - R$)

In 2006, 5,757,000 preferred shares were acquired at the average price of R$ 4.50 per share, in the total amount of R$ 25,879, with a minimum purchase price of R$ 4.36 and a maximum purchase price of R$ 4.60. The treasury shares were intended to invest cash on hand. The average price of treasury shares on December 28, 2006 traded on the São Paulo Stock Exchange was R$ 5.35.

(b) Share rights

Preferred shares, without voting rights, have priority in capital reimbursement in the event of the Company's liquidation, and are entitled to dividends 10% higher than those paid on common shares.

(c) Reserves

(i) Statutory reserve

Composed of a variable portion of net income adjusted according to law, for the purpose of assuring funds for investments in permanent assets and working capital.

The total amount of profit reserves exceeded the capital. The Annual Shareholders' Meeting to be held in March 2007 will decide whether this excess will be used for capital increase or payment of dividends.

(ii) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would result in the following adjustments to the revaluation reserve:

Revaluation reserve as of December 31, 2006	85,220
Portion related to monetary adjustment established by Law No. 8,200/91,	
included in revaluation reserve	(45,155)
Tax charges	(13,622)
	26,443

(d) Dividends

According to the minutes of the Extraordinary Meeting of the Board of Directors held on September 1, 2006, interim dividends were approved in the amount of R$ 121,114, and paid in September 2006.

Management proposes, for approval in the Annual Shareholders' Meeting, to be held in March 2007, supplementary dividends in the amount of R$ 110,003, as shown below:

(Amounts in thousands of Brazilian reais - R$)

	2006
Net income	473,492
Recognition of legal reserve (5%)	(23,675)
Calculation basis of dividends	**449,817**
Interim dividends:	
. R$ 123.91 per thousand common shares	39,258
. R$ 136.30 per thousand preferred shares	81,856
	121,114
Supplementary dividends:	
. R$ 113.24 per thousand common shares	35,878
. R$ 124.56 per thousand preferred shares	74,125
	110,003
Total - 51.4% of calculation basis	**231,117**

15 FINANCIAL INSTRUMENTS

(a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

(b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

(c) Fair values

In 2006, the fair values of cash and cash equivalents, temporary cash investments, accounts receivable and payable approximate the carrying values recorded in the financial statements due to their short-term nature. The fair values of loans and financing approximate their carrying values recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any time at their carrying value.

16 INSURANCE

Due to the nature of the Company's activities, the distribution of forests in different areas, and the preventive measures adopted against fire and other risks, it is the Company's practice not to have insurance coverage for forests, but for inventories and fixed assets subject to risks. The amounts of insurance coverage are considered sufficient to cover possible losses under the concept of possible maximum loss.

As of December 31, 2006, Klabin S.A. and its subsidiaries have fire insurance for their inventories, fixed assets, and contractual and legal guarantees in the amount of R$ 1,929,599.

(Amounts in thousands of Brazilian reais - R$)

17 EMPLOYEE BENEFITS AND PENSION PLAN

Klabin S.A. and its subsidiaries provide to their employees life insurance, health care and pension plan benefits. These benefits are recorded on the accrual basis and cease at the end of the employment relationship.

Klabin's pension plan ("Prever Plan"), administered by Unibanco AIG Seguros & Previdência, was introduced in 1986 as a defined benefit plan. Beginning in 1998 there was a restructuring, which resulted in the plan's conversion into a defined contribution plan.

In November 2001, a new pension plan was introduced - Plano de Aposentadoria Complementar Klabin - PACK, also administered by Unibanco AIG Seguros & Previdência, and structured in the concept of PGBL (plan similar to a life insurance).

Prever Plan's participants were given the option of migrating to the new plan.

In both plans neither Klabin S.A. nor its subsidiaries assume any responsibility for guaranteeing the minimum levels of benefits to participants who retire.

In 2006, Klabin S.A. and its subsidiaries contributed R$ 3,948 to the plans (R$ 3,766 in 2005), which was recorded as expenses in the statement of income.

Participants of the plan as of December 31, 2006 were 2,020, of which 1,998 are active employees and 22 are retirees.

Under an agreement with the São Paulo State Union for the Paper, Pulp and Wood Pulp Industry, the Company assures a health care plan (SEPACO Hospital, principal plan) on a permanent basis for its former employees who retired by 2001 and their dependents as long as they are minors, and spouse, for life, and new participants are not allowed.

The Company understands that said health care benefit is a defined-benefit plan in accordance with Brazilian accounting practices. Thus, the Company has a provision for estimated actuarial liability, calculated by an independent actuary for a total of 1,405 beneficiaries, in the amount of R$ 19,699, in noncurrent liabilities under the caption "Other payables". The actuarial methods adopted are in accordance with Accounting Standards and Procedures No. 26 issued by IBRACON on November 27, 2000 and approved by CVM Resolution No. 371/00.

The following economic and biometric assumptions were adopted: nominal discount rate of 11.25% per year, nominal growth rate for variable medical costs from 12.5% per year in 2006 to 6.5% per year in 2018, long-term inflation of 5% per year, and RP 2000 biometric mortality table.

18 SUBSEQUENT EVENT

On January 2, 2007, the São Paulo Stock Exchange (BOVESPA) changed the standard lot of the Company's shares for trading from 1,000 to 100 shares.

Previously, investors willing to buy the Company's shares were required to expend R$ 5,400.00, considering the price of R$ 5.40 per share. With said change, it is possible to trade beginning at R$ 540.00.

KLABIN S.A.
CNPJ N° 89.637.490/0001-45
Publicly-Held Company

BOARD OF DIRECTORS

Chairman
Pedro Franco Piva

Members
Armando Klabin
Celso Lafer
Daniel Miguel Klabin
Israel Klabin
Lilia Klabin Levine
Miguel Lafer
Paulo Sérgio Coutinho Galvão Filho
Pedro Franco Piva
Roberto Luiz Leme Klabin
Roger Ian Wright
Rui Manuel de Medeiros D'Espiney Patrício
Vera Lafer

FISCAL COUNCIL

Antônio Marcos Vieira Santos
Armando Simões de Castro Filho
João Alfredo Dias Lins
Luis Eduardo Pereira de Carvalho
Wolfgang Eberhard Rohrbach

EXECUTIVE BOARD

Miguel Sampol Pou	General Director and Director of Operations
Antonio Sergio Alfano	Director of Planning and Control
Carlos Alberto Ennes Cariello	Director of Human Resources
Donald Ross Silveira da Mota	Director of Klabin Papers Business Unit
José Taragano	Director of Klabin Packaging Business Unit
Paulo Roberto Petterle	Director of Klabin Papers and Sacks Business Unit
Reinoldo Poernbacher	Director of Klabin Forestry Business Unit and Supply Chain Area
Ronald Seckelmann	Director of Finance and Investor Relations
Wilberto Luiz Lima Junior	Director of Communications and Social Responsibility

Pedro Guilherme Zan
Controlling Department

Angel Alvarez Núñez
Accounting Department

RK0048*.*

END